FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT DECEMBER 13, 2005

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information
Telekom Austria’s Supervisory Board confirms future Structure of Telekom Austria Group (Ad-hoc)
Vienna, December 13, 2005: In its meeting today Telekom Austria AG’s (VSE: TKA; NYSE: TKA) Supervisory Board confirmed the corporate structure proposed by the Management Board of Telekom Austria under the condition that two strong operating units shall be developed under a lean management holding. The implementation of the new corporate structure according to corporate law shall be presented for resolution as early as possible but no later than the Annual General Meeting 2007.
Contact:
Peter Zydek
Head of Investor Relations Telekom Austria
Tel.: +43 (0) 59059 1-19001
E-mail: peter.zydek@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: December 13, 2005